FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES)

Answer to the Information request on the Agenda.

Ciudad Autónoma de Buenos Aires, April 10, 2025

Securities and Exchange Commission

RE: Relevant Event

Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 23, 2025.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

I address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 23, 2025.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Relations with the Market

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Ciudad Autónoma de Buenos Aires, April 10, 2025

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

At. Diego Sebastian Orellana

C/o copia: Hernan Castrogiovanni / Flavia Vanesa Bevilacqua/ Guido Agustín Gallino.

RE:       Information Request Note NO-2025-25535374-ANSES-DGGEYAS#ANSES - BANCO BBVA ARGENTINA S.A.- Shareholders Meeting April 23, 2025.

Dear Sirs,

We address you in response to the Note received on March 12, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) Board First Vice President-in-office is required certain information in order to exercise the political rights in the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 23, 2025 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

a. Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares. Please have the following as a form.

Shareholder	Amount of Shares	%
GRUPO BBVA BANCO BILBAO VIZCAYA ARGENTARIA SA	245,154,707	40,01%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS	98,812,718	16.13%
REMAINING BALANCE	65,352,449	10,67%
ANSES FGS	43,279,620	7,06%
TOTAL	612,659,638	100.00%

As regards this item, we inform the ordinary holdings as of March 31, 2025 in the following table:

Shareholder	Ordinary Shares March 2025	Total shares % March 2025
GRUPO BBVA	407,785,801	66.55%
BBVA SA (3)	245,154,707	40.01%
BBV AMERICA S.L. (1), (3)	160,110,585	26.13%
CORP GRAL FINANCIERA SA (3)	2,520,509	0.41%
LOCAL NON GROUPED SHAREHOLDERS	63,556,899	10,37%
THE BANK OF NEW YORK MELLON ADRS (2)	97,679,352	15,94%
LATIBEX	408,407	0,07%
ANSES FGS LEY 26425	43,279,620	7,06%
TOTAL	612,710,079	100.00%

(1) BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentinaʼs capital stock.

(2) As agent holder of ADSs.

(3) BBVA S.A.; BBV América SL and Corporación Gral. Financiera S.A. are companies which are part of Grupo BBVA.

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In accordance with the requested table form, we hereby inform the ordinary holdings as of March 31, 2024, as follows:

Shareholder	Amount of Ordinary Shares March 2025	Total Shares % March 2025
BBVA SA	245.154.707	40.01%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	97;679,352	15,94%
ANSES FGS LEY 26425	43,279,620	7,06%
REMAINING BALANCE	66,485,815	10,79%
TOTAL	612,710,079	100.00%

(1) As Agent holder of ADSs.

b. Signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting

We hereby inform that the text of the Boardʼs Meeting Minutes convening an Annual General Ordinary and Extraordinary Shareholers Meeting to be held on April 23, 2025 is available in the Comisión Nacional de Valores (Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under ID # 3327463.

c. Express indication of authorized staff and/or proxy to sign this request, with a copy of the document that certifies it (if it is very extensive, it may be attached only the relevant part);

The person authorized to sign this application is Eduardo González Correas, Head of Market Relations.

d. On the following items of the Agenda, published in the Official Gazette, it is required as follows:

1) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

Please inform the shareholders appointed to approve and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

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The Board proposal to the Meeting will be that two of the shareholders attending the Meeting be appointed to sign the Minutes, jointly with the First Vice-President of the Board.

2) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 150 ended on December 31, 2024.

Please provide:

•        In the event that such information is not published in the Online Information System (“AIF” or Autopista de Información Financiera) of the Argentine Securities Commission or ("CNV"), provide a copy of all the relevant accounting documents in accordance with Section 234 of Law No 19,550 approved and signed by the Board, with the respective Supervisory Committee and External Auditor reports;

•        a breakdown of the adjustment rate used; in case the Financial Statements submitted for consideration (fiscal year ended December 31, 2024) are restated in homogeneous currency (in accordance with General Resolution CNV N° 777/2018);

•        Inform any current contract with related companies for the provision of corporate and technical services. (Date of contract execution, object, price, term, renewal and addenda; together with a copy of the respective documents) details of the amounts paid as fees at the end of the fiscal year ending 31 December 2024; if applicable;

•        Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;

We inform that the Integrated Annual Report and the financial statements issued as of December 31, 2024 were published in the Argentine Securities Commission or “CNV” Online Information System (“AIF” or Autopista de Información Financiera) under ID No. 3332579 on March 14, 2025.

We also inform that the Bank submitted its financial statements in homogeneous currency - this in accordance with the accounting information framework established by the Argentine Central Bank (“BCRA”) through Communication "A" 6651 6849, as amended and supplemented, which established the mandatory application of such method as from the financial statements for fiscal years beginning on January 1, 2020 inclusive, and defined December 31, 2018 as the transition date. This situation is disclosed in Notes 2.1.5 to the consolidated financial statements as of December 31, 2024.

As mentioned in Note 2.1.5, IAS 29 requires the presentation of financial statements expressed in terms of the measuring unit at the end of the reporting period, when the functional currency of the entity corresponds to that of a hyperinflationary economy. To identify the existence of a hyperinflationary context, IAS 29 provides both qualitative guidelines and a quantitative guideline that consists of the cumulative inflation rate in the last three years reaching or exceeding 100%.

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For these purposes, the following price indexes are used:

- For items after December 2016: Consumer Prices (CPI) prepared by the National Institute of Statistics and Census (INDEC).

- For items prior to December 2016: the price index published by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

During the year ended 31 December 2024, the Board of Directors did not approve contracts with related parties pursuant to Section 73 of the Law 26.831.

3) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 150 ended on December 31, 2024.

•        Please provide information on the composition of the Board of Directors (regular and alternate), Supervisory Committee (regular and alternate), as well as the name and surname of the person holding the position of General Manager (regular and alternate) to date, indicating the date of appointment, term and expiration of the term of office;

•        Report whether there have been resignations or modifications to the composition of each body and new appointments, if so, indicating the full name and the dates on which they occurred, as well as the relevant facts submitted to the CNV;

•        Report on the management performed by the Board of Directors, the Supervisory Committee and General Manager during the fiscal year ended December 31, 2024;

•        Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;

The Financial Statements and the Board Integrated Annual Report referred to in the preceding answer give a full account of the management of BBVA Argentina Board of Directors, General Manager or Chief Executive Officer and Supervisory Committee.

The members of the Board of Directors are listed below.

The members of the Board of Directors are as follows:

BANCO BBVA ARGENTINA S.A.
Full First and Last Name	Position	Appointment	Expiration of the term of office (mm-dd-year)
Lorenzo de Cristóbal de Nicolás	President	April 26,2024	12/31/2026
Jorge Delfín Luna	First Vice President	April 28,2023	12/31/2025
Javier Pérez Cardete	Second Vice President	April 28,2023	12/31/2025
Adriana María Fernández de Melero	Director	April 28,2023	12/31/2025
Ernesto Mario San Gil	Director	April 26,2024	12/31/2026
Gustavo Alberto Mazzolini Casas	Director	April 28,2023	12/31/2025
Gabriel Alberto Chaufán	Director	April 26,2024	12/31/2026
Gustavo Fabián Alonso	Alternate Director	April 29,2022	12/31/2024
Carlos Eduardo Elizalde	Alternate Director	April 28,2023	12/31/2024
Ignacio Javier Lacasta Casado	Alternate Director	April 26,2024	12/31/2024

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To the date hereof the General Manager is Jorge Alberto Bledel and was appointed by the Board of Directors on April 26, 2024 and authorized by the Central Bank of the Argentine Republic by Resolution 291 dated August 29, 2024, his commission does not have a date of expiration.

Members of the Supervisory Committee are as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Gonzalo José Vidal Devoto
Marcelino Agustín Cornejo
Alternate Members of the Supervisory Committee	Julieta Paula Pariso Lorena Claudia Yansenson
Magdalena Laudignon

There were no resignations of members of the Supervisory Committee as of December 31, 2024.

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4) Consideration of the results of the corporate Fiscal Year 150 ended on December 31, 2024. Treatment of the Retained Results as of December 31, 2024 in the amount of AR$ 353,242,437,271.85. It is proposed to apply: A) AR$ 70,648,487,454.37 to Legal Reserve; B) AR$ 282,593,949,817.48 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

•        Report on the results of Fiscal Year and the proposal for its use. Please also confirm whether it is consistent with the report of the Board of Directors.

•        In the event that a proposal is considered as different from the one mentioned above, please provide details of the proposed treatment of the profit for the year, indicating the reserves that would absorb or to which the profit for the year would be allocated, what percentage of each would remain and/or how much as acumulative balance.

•        Provide details of the evolution of the Reserves (Legal Reserve, Optional Reserve for Future Distributions of Results), specifying its current composition, date of creation and its last movements.

•        In the event that there is a proposal for the constitution or allocation of any amounts to reserves:

The reason and convenience of the constitution or allocation of amounts to the existing reserves must be clearly and incidentally explained, expressing whether they are reasonable and respond to a prudent administration, all in accordance with Sections 66 paragraph 3 and 70 of Law No. 19,550;

Pursuant to the provisions of Section 27, Chapter II, Title II of the CNV Rules (Ordered text by CNV Resolution No. 622/13), Banco BBVA Argentina Board of Directors has included within the text of the Agenda item, the content of the proposal to be made to the Meeting in relation to the retained results for fiscal year 2024.

The evolution of the reserves can be observed in the Separate Statement of Changes in Shareholders Equity (pages 190 and 1 of the Financial Statements as of December 31, 2024). It identifies the date of the movement and the reason for its origin.

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5) Partial write-off of the "Optional Reserve for future distributions of Income", for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank, and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

Please provide:

•        Report the proposed distribution of dividends;

•        Report the reason of the payment of dividends.

•        Report the kind and/or type of currency (Argentine pesos, U.S. dollars or other foreign currency) in which the payment of dividends is proposed to be made;

•        State the total amount to be paid per share in circulation and percentage value of dividend on share capital in circulation

•        Report the liquid assets available to the Company to carry out an effective distribution of dividends;

•        Indicate whether the Company has any restriction and/or policy on the distribution of dividends, which is in force at the time of this Meeting.

•        Since CNV Resolution No. 777/18 states that the distribution of results must be dealt with in the currency as of the date of the Shareholders' Meeting by using the price index corresponding to the month prior to such meeting, it is requested to confirm whether the proposal would be restated. If so, please indicate the calculation index and updated amounts;

•        State whether it is proposed to delegate powers to the Board of Directors/sub-delegate to certain individuals for the purpose of determining the form and date of payment of dividends. If so, indicate the estimated period within which the distribution of dividends would be made effective, which powers would be delegated/subdelegated and on which members of the Board of Directors or other persons such delegations would fall;

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The Board of Directors expects the Meeting to approve the proposal under item 5 of the agenda. The Annual General Ordinary and Extraordinary Shareholders Meeting will be the one to make the delegation of powers to the Board of Directors and will determine the terms under which such delegation will be effective.

The Argentine Central Bank (BCRA) issued Communication "A" 6886 where it provides in Section 6 (Authorization) that financial institutions must have the prior authorization of the BCRA for the distribution of their results.

Communication “A” 8214 established that until December 31, 2025, financial entities that have prior authorization from the BCRA – in accordance with the provisions of Section 6. of the regulations on “Distribution of results” – may distribute results in 10 equal, monthly and consecutive installments (from June 30th 2025 and no earlier than the penultimate working day of the following months) up to 60% of the amount that would have been due if those rules had been applied. This distribution of results should be consistent with the objectives of monetary stability and with the information reported in the Information Regime Business Plan and Projections and Capital Self-Assessment Report. It also provided that the concepts referred to in Sections 2. to 5. of the above mentioned rules, as well as the amount of the contributions indicated, must be taken into account in a uniform currency at the date of the meeting or of payment of each of the contributions, as the case may be.

The Board of Directors did not submit a proposal on this agenda item, since it has not approved the Business Plan and the Capital Self-Assessment Report yet.

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6) Consideration of the Board remuneration corresponding to the Fiscal Year 150, ended on December 31, 2024.

Please confirm the remuneration proposal for the fiscal year ended December 31, 2024 stated in the Agenda.

Likewise, please provide details:

•	the number of members of the Board of Directors and how many of them would receive remuneration;
•	the total amount of advances allocated as fees to the Board of Directors as of December 31, 2024. If such payments have been made, please indicate how much each of the directors received as an advance;
•	If the overall amount proposed includes additional remuneration for the performance of technical-administrative tasks, for the membership of the Audit Committee and/or Special Committees. If so, state how much they received for technical-administrative duties, detailing the duties performed, how much they received for Special Committees and/or how much they received for being a member of the Audit Committee per director;
•	State whether the overall amount proposed includes compensation for directors who are employees of the Company. If so, detail how many directors are in such situation, how much is paid to each one and what duties he/she performs;
•	Finally, please indicate whether the Board will be authorized to pay advances of fees for the fiscal year beginning on January 1, 2025. Identify advances from each Director. In addition, indicate term of payment and the stated amount. Further, describe the parameters that would be used to determine the amount of advance payments.
•	Additionally, report a comparison of the amounts approved for the last fiscal year and the proposal for the fiscal year ended December 31, 2024, identifying the number of members in each fiscal year.
Board Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Overall amount
Nominal increase
Percentage increase

The proposed remuneration of the Board of Directors for the performance of their duties during fiscal year 2024 amounts to Ps. 402,230,471.88.

In compliance with the Central Bank's rules that prohibit the members of the Bank's Board of Directors from performing executive duties, since the Bank is classified as Category "A", none of the Directors appointed during fiscal year 2023 were in a relationship of dependence with the Bank, neither did they receive fees for technical-administrative tasks.

All proposals for fees of BBVA Argentina Board of Directors have been previously approved by the Appointments and Remuneration Committee and have the favorable opinion of the Audit Committee under Law 26,831.

Regarding the setting  of the amount paid individually to each director for his performance during the 2024 financial year, the provisions prescribed in Section 75 of Decree N° 471/2018 shall be complied with in due time, in accordance with the CNV Interpretative Criteria No. 45.

It also provides for the payment of advancements as fees for the performance of his office as Director in accordance with the terms stated in the General Law on Companies and the rules of the National Securities Commission, with a monthly frequency. Each year, the total amount of fees paid for this purpose during the financial year is submitted to the Shareholders' Meeting.

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The proposed remuneration of the Board of Directors for the year ended December 31, 2024 is detailed:

Board Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Overall amount	$ 150.458.472,08	$ 402,230,471.88
Nominal increase		$ 251,771,999.8
Percentage increase		167%

7) Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 150, ended on December 31, 2024.

•	Please inform the proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2024;
•	Please inform the breakdown of the total amount proposed and the amount per member of the Supervisory Committee, as well as the amount advanced per such member during the fiscal year ended December 31, 2024;
•	Finally, please indicate whether the Board will be authorized to pay advances of fees to the Audit Commission for the financial year beginning on January 1, 2025. Identify advances from each trustee; thus indicate term of payment and the stated amount. Further, describe the parameters that would be used to determine the amount of advance payments.
•	Additionally, we request a comparison of the amounts approved for the last fiscal year and the proposal for the fiscal year ended December 31, 2024, identifying the number of members in each fiscal year, using the following sample if possible:

Supervisory Committee Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Overall amount
Nominal increase
Percentage increase

The proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2024 is detailed:

Supervisory Committee Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Monto Global	$ 11,287,517.52	$ 36,977,907.40
Incremento Nominal		$ 25,690,389.88
Incremento Porcentual		227%

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Regarding the setting  of the amount paid individually to each trustee for his performance during the 2024 financial year, the provisions prescribed in Section 75 of Decree N° 471/2018 shall be complied with in due time, in accordance with the CNV Interpretative Criteria No. 45.

Moreover, provision is also made for the payment of advances against fees for the performance of the duties as trustee, taking into account the responsibilities of the trustees, the time spent in their duties, their competence and professional reputation, and the market value of their services, with a monthly frequency. Each year, the total amount of fees paid for this purpose during the financial year is submitted to the Shareholders' Meeting.

8) Determination of the number of members of the Board of Directors. • Please provide information on the proposed number of members and alternates to serve on the Board of Directors;

Article 10 of Banco BBVA Argentina S.A.̓ s By-Laws sets forth that the Company Board of Directors may be composed of a minimum of three Regular Directors and a maximum of nine, and an equal or lesser number of Alternate Directors, as established at each annual meeting.

At present, the Board of Directors of the Company is composed of seven Regular Directors and three Alternate Directors.

The terms of the Regular Directors Gustavo Fabián Alonso, Carlos Eduardo Elizalde e Ignacio Javier Lacasta Casado expired on December 31, 2024.

The Board of Directors refrains from making proposals and waits for the Meeting to determine the number of members of the Board of Directors.

9) Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

•        Please provide information on the proposed appointment of regular and alternate members of the Board of Directors, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position;

•        Please inform whether there will be a total or partial renewal of the proposed directors. In the case of a total renewal, please indicate the number of fiscal years in which each proposed director will serve;

•       Please inform the persons who will be authorized for such purposes, indicating their full name and whether they have any labor relationship with the company. If so, indicate their position within the Company.

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The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission and proceed to the registration with the corresponding Public Registry.

10) Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

•        Please provide information on the proposed appointment of regular and alternate members, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position.

Pursuant to Article 19 of BBVA Argentina By-Laws, the supervision of the Company is in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which must also elect an equal number of alternates for the same term of office.

As of December 31, 2024, the terms of office as follows, are expired:

(i)	Regular members: Dra. Vanesa Claudia Rodríguez, Dr. Gonzalo José Vidal Devoto y Dr. Marcelino Agustín Cornejo.
(ii)	Alternate members: Dra. Julieta Paula Pariso, Dra. Lorena Claudia Yansenson and Dra. Magdalena Laudignon.

The Board of Directors refrains from making proposals in this regard and waits for the Shareholders to make the proposal as to who will occupy such positions.

11) Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 150, ended on 31 December 2024.

•	Please inform the proposal of the accountant's fees for the Financial Statements for the fiscal year ended 31 December 2024 and the actual amount executed for the same purpose in the previous financial year, specifying if there was a change of tasks with respect to those performed for the Financial Statements of the previous fiscal year.
•	In addition, the amount paid in respect of the last annual period is requested, distinguishing whether it includes taxes, using if possible the following sample:

Accountant Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Overall amount
Nominal increase
Percentage increase

The Board of Directors of BBVA Argentina has resolved to propose to the Shareholders' Meeting the amount of Ps. 2,459,466,317 plus VAT, as remuneration for the accountant auditing the Financial Statements for the fiscal year 2024.

This proposal has the favorable opinion of the Audit Committee under Law 26,831.

The proposed fees for the accountant auditing the Financial Statements for the fiscal year ended December 31, 2024 are as follows:

Accountant Remuneration	Approved Ended 31/12/2023	Proposal Ended 31/12/2024
Overall amount	$ 882,610,789	$ 2,459,466,317
Nominal increase		$ 1,576,855,528
Percentage increase		178%

12) Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2025.

•        Report the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), both the regular and alternate, with their background that proves their suitability for the position;

The Board has decided to propose to the next Meeting the appointment of Pistrelli, Henry Martin y Asociados S.R.L., and for the appointment of Javier José Huici as Regular External Auditor and Fernando Ariel Paci as Alternate External Auditor.

13) Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

•	Information is requested as to the members of the Committee and the proposal regarding its budget for the fiscal year ending December 31, 2025 are requested.
•	In addition, it is requested to report the actual amount executed for the same purpose during the last financial year, using if possible the following sample:
Budget item Audit Committee	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount
Nominal increase
Percentage increase

•	Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;

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BBVA Argentina Board has resolved to propose to the Meeting the amount of Ps. 29,505,831.58 as a budget for the operation of the Audit Committee under Law 26,831. The members of the Committee are Adriana Fernández de Melero, Javier Pérez Cardete and Ernesto Mario San Gil, published in the Argentine Securities Commission “CNV” Online Information System (“AIF”) under ID # 2910860.

Please find attached a table with the requested information.

Audit Committee Budget item	Approved Ended 31/12/2024	Proposal Ended 31/12/2025
Overall amount	$ 18,441,144.74	$ 29,505,831.58
Nominal increase		$ 11,064,686.84
Percentage increase		60%

Yours sincerely.

____________________________

Eduardo González Correas, Attorney-at-Law

Director of Legal Services Department

Banco BBVA Argentina S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 10, 2025	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer